# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TRILOGY METALS INC., CIK 0001543418
CUSIP: 89621C105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 510 BURRARD STREET, SUITE 901, Vancouver, British Columbia Canada (A1), V6C 3B8
Date of event which requires filing of this statement: 08/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001635752

## Reporting persons
- South32 Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 10,379,741; sole dispositive power 0; shared dispositive power 10,379,741; aggregate amount beneficially owned 10,379,741 (6.01% of the class)
  Comment: (1) Based on 172,745,639 common shares outstanding as reported in the 10-Q filed by the Trilogy Metals Inc. (the "Issuer") on July 8, 2026.
  
  (2) Pursuant to the terms of a Transaction Agreement dated August 28, 2026, by and between South32 International Investment Holdings Pty Ltd ("South32 International") and the United States Department of Defense, South32 International agreed to sell 8,215,570 common shares of the Issuer to the Investor in a private transaction.
- South32 International Investment Holdings Proprietary Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 10,379,741; sole dispositive power 0; shared dispositive power 10,379,741; aggregate amount beneficially owned 10,379,741 (6.01% of the class)
  Comment: (1) Based on 172,745,639 common shares outstanding as reported in the 10-Q filed by the Trilogy Metals Inc. (the "Issuer") on July 8, 2026.
  
  (2) Pursuant to the terms of a Transaction Agreement dated August 28, 2026, by and between South32 International Investment Holdings Pty Ltd ("South32 International") and the United States Department of Defense, South32 International agreed to sell 8,215,570 common shares of the Issuer to the Investor in a private transaction.

## Item 1. Issuer
Name of issuer: TRILOGY METALS INC.
Address of issuer's principal executive offices: 510 Burrard Street, Suite 901, Vancouver, British Columbia V6C 3A8

## Item 2. Person Filing
Name of person filing:
South32 Limited
South32 International Investment Holdings Proprietary Limited ("South32 International")
South32 International is a wholly-owned subsidiary of South32 Limited.
Address of principal business office or, if none, residence:
c/o South32 Limited
Level 2
100 St Georges Terrace
Perth WA 6000 Australia
Citizenship: Each of South32 Limited and South32 International is a company organized in Australia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,379,741
Percent of class:
6.01%

Based on 172,745,639 common shares outstanding as reported in the 10-Q filed by the Issuer on July 8, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,379,741
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,379,741

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- South32 Limited: /s/ Claire Tolcon, Company Secretary (08/31/2026)
- South32 International Investment Holdings Proprietary Limited: /s/ Rebecca Healy, Company Secretary (08/31/2026)